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LITIGATION                                                 EXHIBIT 99.1

    The Company is party to several litigation matters, described below, involving certain of its franchisees. The Company does not expect any of these matters to have a material adverse effect on the Company. From time to time the Company is a party to litigation in the ordinary course of its business involving negligence and other similar claims which are covered by the Company's third party insurance policies. While claims for damages in such litigation may in certain instances be in excess of the Company's insurance coverage, the Company does not expect its existing litigation to have a material adverse effect on the Company.

    FORTY-NINER TRUCK PLAZA LITIGATION.  This action was commenced in
California Superior Court, Sacramento County, on January 28, 1993 by four Operators of National TravelCenters in California. The complaint asserts claims on behalf of each of the plaintiffs against the Company, Clipper and Unocal Corporation and its subsidiaries based upon alleged violations by Union Oil Company of California and Unocal Corporation (together the "Unocal Entities") of the California Business and Professions Code and of an alleged contract by failing to provide them with a bona fide offer or right of first refusal to purchase their truckstops in connection with the sale of the plaintiffs' truckstops by Unocal to the Company. Two of the plaintiffs settled their claims prior to commencement of the trial. The claims of two plaintiffs, who are franchisees of National in Sacramento and Santa Nella, California, were tried and the jury rendered a verdict awarding $4.0 million in compensatory damages jointly and severally against the Company, the Unocal Entities and Clipper, and assessing punitive damages against them in the amount of $1.5 million, $7.0 million and $1.6 million, respectively. On August 1, 1995, the court granted the defendants' motions for a new trial on all issues, although it denied defendants' motions for judgment notwithstanding the verdict. These orders are currently on appeal. The appeal has been fully briefed but not argued. Pursuant to the asset purchase and related agreements between the Company and the Unocal Entities, the Company believes that the Unocal Entities are required to indemnify it for attorneys' fees and compensatory damages. The Unocal Entities may, however, contest the Company's claim for indemnification. The indemnification agreement between the Unocal Entities and the Company does not by its terms cover punitive damages. The Company entered into an agreement indemnifying Clipper in connection with the Company's purchase of the properties in the National Network, and Clipper has asserted and the Company has concurred that this agreement obligates the Company to pay any compensatory and punitive damages assessed against Clipper.

    CHARLESTON WEST VIRGINIA LITIGATION.  This action was commenced on
April 17, 1996 in the Circuit Court of Berkeley County, West Virginia. The amended complaint, brought on behalf of eighteen National Operators, alleges that the Company's fuel pricing policies and practices violate the PMPA and the Uniform Commercial Code and constitute a breach of the contractual duty of good faith and fair dealing and unjust enrichment. The amended complaint also asserts claims of fraud and fraud in the inducement, apparently based on alleged representations made by the Company concerning fuel pricing. The amended complaint asserts claims against the Company, Clipper and certain present and former directors and officers of the Company, and seeks actual and punitive damages in an unspecified sum. The Company has removed the case to federal court, and the court has granted the Company's motion to transfer the case to federal court in Nashville, Tennessee.

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    The Company has entered into settlement agreements with four of the plaintiffs pursuant to which the claims of those plaintiffs have been or will be dismissed with prejudice. One additional plaintiff has withdrawn its claims in the action without prejudice.

    On March 31, April 1 and April 7, 1997, three of the plaintiffs filed motions for a preliminary injunction. The motions sought an order requiring, among other things, that the Company sell to the movants all of the movants' requirements of diesel fuel at a price per gallon of not more than two cents above the Oil Price Information Service average price under the terms of the Company's existing lease and franchise agreements. In addition, on April 22, 1997, two of the movants filed a motion seeking a temporary restraining order for substantially the same relief. On May 21, 1997, the court denied the plaintiffs' motions.

    FOOD SYSTEMS LITIGATION. The Company filed this action on May 7, 1996, in the U.S. District Court for the Middle District of Tennessee seeking, among other things, a declaratory judgment that it was entitled to terminate the franchise of the defendant, one of the Company's travel center operators, for failure to pay rent and on other grounds. On June 11, 1996, the defendant filed counterclaims for violation of the PMPA, for breach of contract and for breach of implied contract, seeking actual and punitive damages in an unspecified amount. On November 12, 1996, the defendant filed for relief under Chapter 7 of the Bankruptcy Code, thereby staying all proceedings in this action. The Company has recovered possession of the Salt Lake City site through bankruptcy court proceedings.

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